FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX ADVANCES MBI 594AN FOR THE TREATMENT OF ACNE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    January 28, 2003                               By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX ADVANCES MBI 594AN FOR THE TREATMENT OF ACNE

Vancouver, BC, CANADA - January 28, 2003 - Micrologix Biotech Inc. (Toronto: MBI; OTC: MGIXF) has initiated the enrollment of patients in its Phase IIb clinical trial of MBI 594AN, a novel, antimicrobial peptide under development for the treatment of acne.

David Friedland, M.D., Vice President, Clinical Development of Micrologix stated, "The initiation of this trial represents a major step in advancing MBI 594AN toward commercialization, providing us significant additional efficacy data for this promising product opportunity."

About the Phase IIb Trial
The Phase IIb trial is a randomized, double-blind, vehicle (placebo)-controlled, dose-ranging efficacy study in 240 acne patients treated twice daily for 12 weeks with either the placebo or one of two dose levels of MBI 594AN (2.5% and 1.25%). The activity of MBI 594AN will be assessed based on reduction of acne lesion counts and Physician's Global Assessment of each patient during the study. In addition, the safety and local tolerability of the drug will be assessed.

Background on Acne
It is estimated that 45 million people in the United States have acne, which is the most common skin disorder of adolescence and early adulthood (ages 15-24 years) with a prevalence of approximately 85%. The U.S. market for prescription acne medications was approximately $1.2 billion in 2001 and is forecasted to increase to $1.9 billion by 2006. Prescription medications available for the treatment of acne in the U.S. can be divided into topical therapies (approximately a $600 million market) and systemic (oral) therapies (approximately a $600 million market). Generally, mild to moderate cases are treated with topical medications, with more severe cases being treated with systemic or a combination of topical and systemic therapies. The global market for prescription anti-acne products reached $2.0 billion in 2001 and is forecast to reach revenues of $3.3 billion in 2006.

Prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids, and drugs that affect hormone levels. Problems exist with most of these treatment options. Antibiotics are not as useful as they once were as Propionibacterium acnes (P. acnes), the bacteria most commonly associated with acne, has developed resistance to many antibiotics. A significant market opportunity exists for an innovative, effective, and safe topical agent that has no side effects and avoids the problem of antibiotic resistance.

Previous Clinical Trial Results
In 2001, a randomized, double-blind, vehicle-controlled, 75-patient Phase IIa clinical trial of MBI 594AN (2.5% and 5%) was completed. In this six-week, proof-of-concept trial, MBI 594AN demonstrated a 31% total acne lesion reduction, a 44% reduction in inflammatory acne, a 21% reduction in non-inflammatory acne, and a 41% improvement in Physician's Global Assessment. Phase I clinical trials of MBI 594AN (1% and 5%) demonstrated that the compound resulted in no serious drug-related adverse events, was non-irritating, well tolerated, and not absorbed into the blood. In addition, MBI 594AN showed no emerging resistance during the course of the trials.

About Micrologix
Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"
James DeMesa, MD
President & CEO

Contacts:
Jonathan Burke
Investor & Media Relations
Micrologix Biotech Inc.
Telephone: 604-221-9666 Ext 241
Toll Free: 1-800-665-1968
Email: jburke@mbiotech.com

Gino De Jesus/ Dian Griesel, Ph.D
The Investor Relations Group
Telephone: 212-825-3210
Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix successfully completing the Phase IIb clinical trial of MBI 594. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.